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MAR 0 1 2022

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22003247

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46299

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021   AND ENDING 12/31/21
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LIGHTPATH CAPITAL, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1560 E. Southlake Blvd, Suite 100

(No. and Street)

Southlake, TX 76092
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Louie Ucciferri	214-734-2957	louie@lightpathcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DYLAN FLOYD ACCOUNTING AND CONSULTING

(Name – if individual, state last, first, and middle name)

20909 JUDAH LANE, NEWHALL, CA 91321
(Address)	(City)	(State)	(Zip Code)

03/01/2016		6235	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY



OATH OR AFFIRMATION

I, Luigi Ucciferri_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LightPath Capital, Inc._____, as of December 31_____, 2021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Financial and Operations Principal

Notary Public

NOLEO PAGADUAN
Notary Public, State of Texas
Comm. Expires 09-07-2025
Notary ID 133315081

This filing contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

The accompanying notes are an integral part of these financial statements.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Lightpath Capital Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Lightpath Capital Inc. as of December 31, 2021, the related statements of income, changes in shareholders' equity, and cash flows for the 2021 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Lightpath Capital Inc. as of December 31, 2021 and the results of its operations and its cash flows for the 2021 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lightpath Capital Inc. My responsibility is to express an opinion on Lightpath Capital Inc. financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lightpath Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit Lightpath Capital Inc.' financial statements. The supplemental information is the responsibility of Lightpath Capital Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting

Newhall, California
February 25, 2022

I have served as the Company's auditor since 2019.

LIGHTPATH CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	78,116
Commission receivable		418,866
Total assets	$	496,982

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:			
Accounts payable and accrued expenses		$	348,352
Total liabilities			348,352
Stockholder's' equity:			
Capital stock, no par value, 10,000 shares authorized,			
100 shares issued and outstanding	34,000		
Retained earnings	114,630		
Total stockholder's equity			148,630
Total liabilities and stockholder's equity		$	496,982

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021

Revenues :			
Commissions		$	11,218,076
Forgiveness of PPP Loan			41,592
Other income			13,480
Total revenues			11,273,148
Operating expenses:			
Commission expense	$	8,912,332	
Occupancy		1,526	
Payroll expenses		1,081,700	
Professional fees		199,535	
Regulatory fees, other taxes, and licenses		63,090	
Other expenses		80,158	
Total expenses			10,338,341
Income before income taxes			934,807
Income taxes			14,200
Net income		$	920,607

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2021

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at beginning of year	$ 34,000	-	4.023	38,023
Distributions	-	-	(810.000)	(810,000)
Net income for the year	-	-	920.607	920,607
Balance at end of year	$ 34,000	-	114,630	148,630

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:		
Net income		$ 920,607
Adjustments to reconcile net income to net cash provided by for operating activities:		
Increase in commission receivable	$ (388,317)	
Increase in accounts payable and accrued expenses	280,372	
Total adjustments		(107,945)
Net cash flows provided by operating activities		812,662
Cash flows from investing activities		-
Cash flows from financing activities		
Distributions	(810,000)	
Net cash flows used for financing activities		(810,000)
Net increase in cash		2,662
Cash at beginning of year		75,454
Cash at end of year		$ 78,116

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 14,200
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

LightPath Capital, Inc. (the "Company") was organized in the State of California in June of 1993, under the name of Protective Brokerage Corporation. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). In January of 1997, the Company changed its name to Streamline Capital Corporation, and in April of 2014, the Company changed its name to LightPath Capital, Inc.

Under its membership agreement with FINRA, the Company conducts business as a securities broker-dealer that provides several classes of services, including merger and acquisition advisory services, the private placement of securities, and the introduction of institutional investors and investment managers. The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC. The Company does not receive, hold, or otherwise owe funds or securities for or to customers, does not carry accounts of or for customers, and does not carry PAB accounts. .

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

New and Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting this standard.

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Revenue Recognition

The Company receives commissions and fees which are recognized as earned.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements estimates.

Income Taxes

The Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax which is the greater of 1.5% of net income or $800.

(2)   PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ -	$ 14,200	$ 14,200
Deferred	-	-	-
Total	$ -	$ 14,200	$ 14,200

(3)   PAYROLL PROTECTION PROGRAM FUNDNG

In June 2021, the Company received funding in the amount of $41.592 under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), The Company used the proceeds for purposes consistent with the PPP. The Company has elected to account for the PPP funding in accordance with FINRA recommendations. On April 6, 2021, the Company received notice that the SBA had fully forgiven the PPP loan and the forgiven amount was recognized as income in the second quarter.

(4) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2021, the net capital was $148,630 which exceeded the required minimum capital by $125,407. The aggregate indebtedness to net capital ratio was 2.34 to 1.

(5) COMMITMENTS & CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such other matters are not expected to have material adverse effect on the Company's financial position or results of operations. Currently, the Company is not aware of any active commitments and contingencies as of December 31, 2021.

(6) COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a global pandemic, which continues to spread throughout the United States and the World. While the disruption is currently expected to be temporary, there is uncertainty around the duration. The ultimate impact of the pandemic on the Company's future financial statements cannot be reasonably estimated at this time. No adjustments have been made to the amounts reported in this financial statement as a result of this matter.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 25, 2022. No transactions or events were found that were material enough to require recognition in the financial statements.

LIGHTPATH CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2021

Total equity from statement of financial condition	$	148,630
Less non-allowable assets		0
Net capital	$	148,630

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3 % of aggregate indebtedness)	$	23,223
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	22,223
Excess net capital	$	125,407

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$	348,352
Ratio of aggregate indebtedness to net capital		2.34 to 1
Percentage of debt to debt-equity total computed in in accordance with Rule 15c3-1 (d)		N/A

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17a-5 Part II and the computation contained herein as of December 31, 2021.

LIGHTPATH CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2021

Not Applicable - The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3.

LIGHTPATH CAPITAL, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2021

Not Applicable - The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review—No Exceptions to Exemption Provisions

To the Board of Directors and Shareholders
Lightpath Capital Inc.

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Lightpath Capital Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) merger and acquisition advisory services; (b) private placements (acting as placement agent only; structuring and pricing; EB-5 direct investment only); and (c) municipal advisor (introducing transaction only). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other that money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule15c3-3) throughout the most recent fiscal year without exception.

Lightpath Capital Inc.'s management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board(United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lightpath Capital Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

DylanFloyd Accounting & Consulting

Newhall, California
February 25, 2022

I have served as the Company's auditor since 2019.

2

LIGHTPATH CAPITAL, INC.

Exemption Report

December 31, 2021

LightPath Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.l7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. l7a-5 because the Company limits its business activities exclusively, to: (a) merger and acquisition advisory services; (b) private placements (acting as placement agent only; structuring and pricing; EB-5 direct investment only); and (c) municipal advisor (introducing transaction only), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LightPath Capital, Inc.

I, Louie Ucciferri, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Louie Ucciferri

Louie Ucciferri
Financial and Operations Principal



DylanFloyd Accounting & Consulting

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
Lightpath Capital Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Lightpath Capital Inc. and the SIPC, solely to assist you and SIPC in evaluating Lightpath Capital Inc.' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Lightpath Capital Inc.' management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Lightpath Capital Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of Lightpath Capital Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DylanFloyd Accounting & Consulting

Newhall, California
February 25, 2022

I have served as the Company's auditor since 2019.

2